INVEST IN **RESOLUTION BED INC.**

RESBED - A HOSPITAL BED THAT PIVOTS 90° TO A STAND-ASSIST CHAIR



RESBED

resbed.com Dobson NC

Healthcare

LEAD INVESTOR

Chris Martin

I've been following the production and design of ResBed for years. It's been amazing to see the constant improvement of bed functionality for nurses and patients. The combination of the 1st ever head to toe access (Outside of the OR) and full stand assist will drastically change the bed standards, the lives of nurses, and patients. When you look deeper into the designing team and staff support of ResBed you will see some of the best names in the medical industry and medical production industry. Thus, the opportunity to invest in a company like this from early launch is the easiest investment decision I've made. I look forward to seeing ResBed change the market and excited to be a part of its success.

Invested $50,000 this round

Highlights

1. Patients can exit and enter a hospital bed with 90° Pivot and Stand-Assist Chair
2. Nurses and caregivers can eliminate the repetitive back strain from lifting or team lifting patients
3. Hospital Administrators can reduce worker injuries and work-days away related to patient positioning
4. Our Migration Minimizer stops unwanted head-of-bed angle, patient sliding and skin shearing
5. Help us improve healthcare everywhere, and the patient experience for everyone

Our Team

Our Team



Byron Wurdeman Founder of ResBed

Inventor and entrepreneur with highly specialized expertise in hospital bed and patient positioning technology. Mr. Wurdeman is the inventor and founder of ResBed.

In 2002 Founder, Byron Wurdeman suffered his 2nd hospital bed acquired injury. For the next 20 years, Byron applied his personal experience and desire to help everyone who'd be unable to exit a hospital bed without pain or assistance.



Paul Torres Founder of Bioi & Strategic Advisory Board Member

Chairman Emeritus of the Board for the Biomedical Engineering Society - Industry Advisory. Paul has deep expertise in medical device data, addressable markets, & contract access for Government, GPO, & IDN's

GPO, & IDN's



David Novotny   GM of ICON & Chair of the Strategic Advisory Board

Mr. Novotny currently serves as General Manager & V.P. of Operation for ICON plc, along with its Medical Device & Diagnostic business unit. ICON generates annually $5.4 Billion with 38,000 Employees.



Dr. William E. (Billy) Cohn   VP J&J - Strategic Advisory Board Member

Dr. Cohn is a Vice President at Johnson & Johnson Medical Device Companies as well as the Executive Director for Johnson & Johnson Center of Device Innovation at the Texas Medical Center. He is a Professor of Surgery at Baylor College of Medicine.



Jerry McKinney   Former CPO & Strategic Advisory Board Member

Former Chief Purchasing Officer & Vice President of Material Management for Quorum Health Corporation. Mr. McKinney has 40 years in Healthcare with expertise in all areas of capital equipment management, planning & construction.



Christelle Cavalli   Marketing & Public Relations

CEO of Brutally Honest LLC, a Full Service Marketing & PR Agency, specializing in Medical Device and Healthcare Initiatives. Ms. Cavalli has 10 years experience in Business Development, IP Management & Marketing within Regulatory Compliance.



Jose Quintana   CEO of Advent GX - Strategic Advisory Board Member

Mr. Quintana is President & CEO of Advent GX. As a lifelong entrepreneur, he has started several successful companies & has been a consultant to many of the world's top corporations including Nokia, Sprint, Qualcomm, Frito-Lay, Schering-Plough.



Doug Jones   Strategic Advisory Board Member

30 years in the HealthCare industry, working on both the supplier and provider side, with extensive experience in sales and sales management, national accounts and large account management, health care contracting and pricing strategy.



Dr. Lonnie Young   Caprock CMO - Strategic Advisory Board Member

Dr. Young is the Chief Medical Officer and Co-Founder of Caprock Health. He championed concierge medicine in the region. He has spent 15 years in full-time, direct patient care in multiple emergency rooms.



Dr. Andy Wilson   CEO ACP Health - Strategic Advisory Board Member

Dr. Wilson leads strategic growth and development of ACPHealth's existing service line and novel acute care innovative pathways. He interfaces with community and large Health System partners to transform and sustain their Emergency Departments.



Laif Asfeth   Amegy President - Strategic Advisory Board Member

Laif leads all strategic direction, credit risk management and specialty lending groups. He has served as Executive Director of C&I Lending, which is responsible for management of Amegy's commercial banking, corporate banking and energy banking.



John Hughson   CEO Frio Hospital -Strategic Advisory Board Member

John is an experienced Hospital Executive. He has worked with several national hospital firms and currently serves as the Frio Hospital CEO within the HCA system of owned and managed hospitals. He has also served as CEO of hospitals across Texas



Dr. Michael Mikulecky   Strategic Advisory Board Member

Dr. Mikulecky is an Orthopedic surgeon for Dignity Health Medical & part of the American Board of Orthopedic Surgery.



Braden Anderson   CEO of PH LLC - Strategic Advisory Board Member

Braden is an experienced operator and executive in healthcare delivery with a demonstrated history of building teams, creating and improving repeatable processes, analyzing problems, negotiating contracts, and delivering results.



Dr. Luis Fernandez Strategic Advisory Board Member

Dr. Luis Fernandez, M.D., KHS, KCOEG, FACS, FASAS, FCCP, FCCM, FICS, Professor of Surgery for the Dept. of Surgery at UT Health Science Center-Tyler, Texas. He serves as Trauma Surgeon & Medical Director for Trauma Wound Care, UT Health–Tyler, TX.

Help "Pivot" Healthcare


MEDICAL DEVICE INNOVATION
RESBED
WWW.RESBED.COM


RESBED
WHAT WE NEED
1. $1,069,997.30
2. This is for Manufacturing, Parts/Product Inventory & organizational buildout
3. With this money we will hit all the milestones for our next round within 180 Days.
4. Help us improve healthcare everywhere & the patient experience for everyone

Our Strategic Advisory Board -

We have assembled a World Class Board of career innovators & operators to help guide RESBED


RESBED
SENIOR LEADERSHIP & ADVISORY BOARD
Byron Wurdeman
Chief Executive Officer
27 Years-Hospital Bed Reconditioning & Sales
Inventor of RESBED
David Novotny
General Manager & Head of Medical Device & Diagnostic Research - ICON PLC & Chair of the Strategic Advisory Board
Paul Torres
Founder of Biol.org & Emeritus Chairman of the Board for the Biomedical Engineering Society of North America - Industry Advisory
William E. (Billy) Cohn, MD
Executive Director, Johnson & Johnson Center for Device Innovation
Jerry McKinney
Chief Purchasing Officer - Emeritus - Quorum Healthcare
Jose Quintana
President of AdventGX & Founder of Innovation Underground
Laif Asfeth
President of Amegy Bank
Doug Jones
President & Co-Founder of Health Monitoring Services
John Hughson
CEO Frio Hospital
Lonnie Young, MD
CMO CapRock Health System
Andy Wilson, MD
President of ASP Health
Michael Mikulecky, MD
Orthopedic Surgeon - Dignity Health
Luis Fernandez, MD
Trauma Surgeon, Medical Director, Trauma Wound Care, UT Health East
Braden Anderson
CEO Physician Housecalls

"RESBED has the global potential to be the most transformational medical device healthcare has seen in my lifetime."

Paul Torres
Chairman of the Board - Emeritus





Biomedical Engineering Society of North America
Industry Advisory

RESBED
MILESTONES
2002
Byron Wurdeman designs RESBED proof of concept
2007
Piedmont Global Solutions founded
2010
First of 13 patents granted covering RESBED
2015-16
Alpha & Beta prototypes completed
2017
Third party regulatory compliance testing completed
2020
RESBED first production run
2022
Electronics Package Upgrade
2022
RESBED Hospital Demonstration Tours

RESBED
EXISTING HOSPITAL BED DETRIMENTS
Decades of minimal innovation
Patient
Prolonged recovery, in-bed migration, secondary injuries, difficult bed ingress/egress, falls & diminished quality of life
Caregiver
Overexertion, occupational injuries, increase in workers compensation claims & decreased productivity
Hospital
Decline in workforce functionality, excessive biomedical engineering repairs, unnecessary expenditures & penalties

'STAND FOR HEALTH'

Vote for someone you know, to use a RESBED, in their home for 1 year.



RESBED
EXISTING ADVERSE PATIENT IMPACT
• Unconducive healing environment, hospital bed acquired injuries, increased length of stay (LOS)
• Patient falls, pressure ulcers, skin shearing, Ventilator Associated Pneumonia (VAP) & secondary infections
• Late mobility, & in-bed patient migration
• Additional treatment costs for patient/payor
• Quality of life
611,000
Average daily patient census in U.S. hospitals

'SAVE THE BACKS!'

RN's & Nursing Assistants suffer more than 37,000 musculoskeletal injuries per year - more than construction or mining



RESBED
EXISTING ADVERSE CAREGIVER IMPACT
• Nurses lift the equivalent of roughly 1.8 tons in an 8 hour shift
• Inefficient patient repositioning requires multiple


caregivers for tandem lifting and/or additional lifting equipment
• Decreased employee satisfaction & productivity
• 12% of nurse turnover is due to back injury & chronic back pain
Reports as high as 90%,
lower back pain in nurses is higher than in the general population


RESBED
EXISTING ADVERSE HOSPITAL IMPACT
• Rise in workers compensation claims due to occupational injuries
• Prolonged patient stays reduce patient census
• Penalties for patient re-admittance
• Decreased patient satisfaction
• Diminished hospital reputation
• Decline in hospital profits
• Increase in hospital expenditures
27.7% of RNs averaging 7 'days-away-from-work' were from back injuries

There is nothing like RESBED.

We just made fundamental changes & kept it simple.


RESBED
SOLUTIONS
Exclusive to RESBED
90°
The only Class I/Class II medical device to pivot 90° from a full featured hospital bed, into a stand-assist chair.
Pivoted Features:
- Prepare to Pivot
- 90° Pivot
- Stand Assist Chair
Bed Features:
- Migration Minimizer
- Zero Gravity
- Enhanced Cardiovascular Trendelenburg (ECT)
- Trap & Crash Free Side Rails
Engineering Features:
- Remote Bluetooth Diagnostics
- Plug & Play Repair Parts

Quality of Life -

Recovery induced positions like '90° Pivot', 'Stand Assist Chair', 'Zero Gravity' - NASA Technology & 'Migration Minimizer'


RESBED
PIVOTED FEATURES
Prepare to Pivot
Pressing button #1 transitions the patient into Pivot Position. Pressing button #2 releases seat section, engaging 90° Pivot.
90° Pivot
The rotating plate manually Pivots 90° left or right, while the bed frame remains stationary. Once pivoted, the Stand Assist Chair can be accessed.
90°
90°Pivot



PIVOTED FEATURES

Stand Assist Chair

Positioning is key to giving a patient reliable stability with minimal caregiver exertion or additional lift equipment. With caregiver assistance, the patient can transition from *Full Chair* into *Stand Assist*. Head-of-bed remains tilted back, to avoid forward momentum while standing. The Foot Section becomes perpendicular to the floor for proper patient footing.

Full Chair

Stand Assist

"In my 40 year career I've seen only a few products that had the unique ability to broadly enhance the way we provided care in our 250 hospitals. RESBED can help caregivers do their job better & be safer while they do It. It can also reduce the costs associated with patient falls & staff injuries.

To stand a patient safely & to help staff avoid injury are the greatest benefits I see coming from RESBED."

Jerry McKinney
Former Chief Purchasing Officer at Quorum Healthcare
Senior Director of Equipment Planning at Community Health Systems

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BED FEATURES

Zero Gravity

Migration Minimizer

Enhanced Cardiovascular Trendelenburg

- *Zero Gravity* - NASA Technology, aiding patient recovery. 20 min./day in a *Zero Gravity* position, is equivalent to the back repair of an 8-10 hour sleep cycle.
- *Migration Minimizer* - Narrow, stationary pan section between the Head-of-Bed & Seat Section. Addresses the burden caregivers face managing conflicting patient Head-of-Bed angle & patient migration down bed. Minimizes patient repositioning by caregiver.
- *Enhanced Cardiovascular Trendelenburg* - Alleviates organ pressure & patient sliding, with down angled Foot Section.



ENGINEERING FEATURES

Trap & Crash Free Side Rails

Spring loaded Side Rails release up & down into place. Non-obscuring positioning eliminates trapped lines & tubing.

Plug & Play Repair Parts

Plug & Play repair parts simplify hospital bed repairs. Keeping beds in-service with an interchangeable, part specific concept.

Remote Bluetooth Diagnostics

Bluetooth accessibility gives real time, RESBED, diagnostic status. Most efficient repairs with correct parts.

"After seeing the bed in person & experiencing it myself, I can definitely say that RESBED outperforms anything on the market. I'm excited to bring this to our patients."

Braden Anderson
CEO - PHC a Home Healthcare Group
Former Hospital System CEO


RESBED
BENEFITS
Hospital. Healthcare. Home.
• Secure patient handling & advanced mobility.
• Proper bed ingress/egress
• Reduced length of stay (LOS)
• Minimize migration while maintaining Head-of-Bed (HOB) position
• Lowers risk of kyphotic posture
• Decrease in pressure ulcers, skin shearing & improved respiratory function
• Fewer caregivers required for tandem lifting
• Alleviate strain on caregivers bodies
• Decline in occupational injuries
• Fast, simple & accurate bed repairs
• Lowers additional hospital expenditures


RESBED
TARGET MARKET
Intensive Care Unit (ICU)
Hospice
Skilled Nursing Facility (SNF)
At Home Health
Medical Surgical (MED-SURG)
In-patient Rehabilitation Facilities (IRF)
Bariatrics
Long Term Acute Care Hospital (LTACH)

Click the interactive link below to see the heat map of hospitals/counties without ICU beds.


Hospitals with ICU beds
Hospitals without ICU beds
No hospitals


RESBED
• 92k ICU units in U.S. replaced on average every 9 years
• 10k units sold every year
• $327M annual spend
ICU
• 102k sold each year
• $1.0B annual spend
MED-SURG
• 394 LTACH units
• 22,224 licensed hospital beds
LTACH
• 1,150 U.S. Inpatient Rehabilitation Facilities
• 408 hospitals with 20,097 licensed hospital beds
IRF
MARKET LANDSCAPE
SNF
• 15,500+ U.S. Skilled Nursing Facilities
• 1.6 million U.S. patients/year
BARIATRICS
• 256,000 people in the United States underwent a bariatric operation in 2019.
AT HOME HEALTH
• 4.2 million U.S. homebound adults 2020
• 4.7 million U.S. home health agency patients
HOSPICE
• In 2020, 1.61 million patients were taken care of through hospice services in the United States.


RESBED
MARKETING STRATEGY
Targeted social media campaigns
Digital Marketing Content
Federal & State Government Outreach
GPO Member Marketing
Direct to Hospital C-Suite
Search Engine Optimization
Earned Media & PR
Competitor Comparisons
Innovation Award Submissions
Trade shows & hospital demos

Fast Facts on U.S. Hospitals 2021

TOTAL STAFFED BEDS IN ALL U.S. HOSPITALS	919,559
STAFFED BEDS IN COMMUNITY HOSPITALS	787,995
MEDICAL-SURGICAL INTENSIVE CARE	55,663
CARDIAC INTENSIVE CARE	15,160
NEONATAL INTENSIVE CARE	22,721
PEDIATRIC INTENSIVE CARE	5,115
BURN CARE	1,198
OTHER INTENSIVE CARE	7,419


RESBED

The American Hospital Association conducts an annual survey of hospitals in the United States. AHA Hospitals Statistics are published annually by HealthForum, an affiliate of The American Hospital Association.


RESBED
SALES STRATEGY
Direct Sales
GPO's
Distributors
Contracting
Agencies
Payment Programs
Direct sales to hospital & health system
Group Purchasing Orders
Distributors & their affiliates
Federal & state level government contracting
International & Domestic Agents
Lease & hospital bed buy back programs


RESBED
PROJECTIONS
$40,000,000
$35,000,000
$30,000,000
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$22,028,852
$30,042,052
YEAR 1
YEAR 2
YEAR 3
YEAR 4
EBITDA
COGS
EXPENSES
REVENUE

Forward-looking projections are not guaranteed.


RESBED
UNIT PROJECTIONS
$35,000
$32,900
$32,900
$32,900
$32,900



Forward-looking projections are not guaranteed.









Toll Free: 833-4RES-BED
Email: info@resbed.com

WWW.RESBED.COM

@THERESBED   RESBED
RESBED   @THERESBED